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Exhibit 11

WADDELL & REED FINANCIAL, INC.
COMPUTATION OF EARNINGS PER SHARE

	2004	2003	2002
	(in thousands except for per share data)
Net income	$102,165	$54,265	$87,425
Basic weighted average shares outstanding	80,613	81,275	80,382
Diluted weighted average shares outstanding	81,914	82,590	81,874
Basic net income per share	$1.27	$0.67	$1.09
Diluted net income per share	$1.25	$0.66	$1.07

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WADDELL & REED FINANCIAL, INC. COMPUTATION OF EARNINGS PER SHARE